Exhibit 7.05

Commitment Letter

STRICTLY Private and confidential

SOLID UNION LIMITED
Codan Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive,

PO Box 12681, Grand Cayman, KY1-1111

Attention: Li Xiting

November 3, 2015

Dear Sirs:

SOLID UNION LIMITED (“you” or the “Borrower”) has advised BANK OF CHINA LIMITED MACAU BRANCH (“Bank of China”) and PING AN BANK CO., LTD. (together “we”, “us” or the “Mandated Lead Arrangers”) that you intend to acquire, through a single-step merger (the “Merger”) with MINDRAY MEDICAL INTERNATIONAL LIMITED (the “Target”), all of the outstanding share capital of the Target.

In connection with the Merger, we understand that you wish to obtain a senior secured term loan facility (the “Facility” and, together with the Merger, the “Transactions”) in an aggregate principal amount of up to US$2,050,000,000 comprising (a) tranche A commitments in the aggregate principal amount of up to US$650,000,000; and (b) tranche B commitments in the aggregate principal amount of up to US$1,400,000,000, in each case to (i) fund in part the purchase price for the Merger and debt service reserve obligations relating to the Facility; and (ii) to pay related fees and expenses of the Transactions.

This letter (“this Commitment Letter”) is to be read together with the term sheet attached hereto as Appendix A (the “Term Sheet”, and together with this Commitment Letter and the fee letter (the “Fee Letter”) separately delivered by us to you on the date of this Commitment Letter, the “Commitment Documents”). Each capitalised term defined in the Term Sheet, unless otherwise defined in this Commitment Letter, has the same meaning when used in this Commitment Letter.

1.	Commitment

The Mandated Lead Arrangers are pleased to confirm their agreement to provide the full amount of the Facility in an aggregate principal amount of US$2,050,000,000 (comprising (a) tranche A commitments in the aggregate principal amount of up to US$650,000,000 and (b) tranche B commitments in the aggregate principal amount of up to US$1,400,000,000) upon the terms and subject to the conditions set out or referred to in Commitment Documents and in the several portions set out in Appendix B (such respective commitments by the Mandated Lead Arrangers, the “Commitments”).

In addition Bank of China Limited Macau Branch confirms that it has agreed to act as Facility Agent and Security Agent in respect of the Facility.

2.	Exclusivity

2.1	Unless and until this Commitment Letter terminates in accordance with the terms of this Commitment Letter, you shall ensure that no member of the Group will appoint, or award any title to, any third party in connection with arranging, underwriting and/or providing all or any part of the Facility or any other financing of the Merger without our prior written consent.

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2.2	Except as otherwise provided in the Commitment Documents, no fees or compensation in connection with the Facility or any other financing of the Merger shall be payable to anyone without our prior written consent.

3.	Information

3.1	You hereby represent and covenant that:

(a)	all written information concerning the Group and the Target Group (other than any financial projections (the “Projections”), other forward-looking information and information of a general economic or industry-specific nature) that has been or will be made available to the Mandated Lead Arrangers by or on your behalf in connection with the transactions contemplated hereby (the “Information”), when furnished to us, is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time); and

(b)	the Projections have been or will be prepared in good faith based upon assumptions the Borrower and the Sponsors believe to be reasonable at the time furnished to us (it being recognised by us that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realised, that actual results may differ from projected results and that such differences may be material).

3.2	Notwithstanding anything to the contrary contained in this Commitment Letter, none of the making of the representation under this paragraph 3, any supplement thereto, or the accuracy of any such representation shall constitute a condition precedent to the availability of the Facility, including, without limitation, under paragraph 4 (Conditions to Commitment) and paragraph 5 (Certain Funds) of this Commitment Letter, provided that we have, on or prior to the first utilisation of the Facility, received such duly executed reliance letters, in form and substance reasonably satisfactory to us, from such of your advisor(s) as specified in the Term Sheet.

4.	Conditions to Commitment

The obligations of the Mandated Lead Arrangers to provide the Facility under the Commitment Documents are subject to satisfaction of the following conditions:

(a)	execution of a mutually acceptable Facility Agreement and the other Finance Documents referred to in paragraphs 2 (Finance Documents) and 3 (Security) of Part 5 (Conditions Precedent) of the Term Sheet, reflecting the terms and conditions set out in the Term Sheet, by all parties thereto, in accordance with paragraph 6 (Facility Agreement) of this Commitment Letter;

(b)	satisfaction of all conditions precedent to the obligations of the Mandated Lead Arrangers set out in the Commitment Documents and the Facility Agreement; and

(c)	compliance by the Borrower in all material respects with the terms of the Commitment Documents,

and, upon satisfaction (or waiver by the Mandated Lead Arrangers in their sole discretion) of such conditions, the initial utilisation under the Facility shall occur in accordance with the terms of the Facility Agreement.

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5.	Certain Funds

5.1	The Commitments are made on a certain funds basis, as set out in the Term Sheet, during the Certain Funds Period. Accordingly, and notwithstanding anything to the contrary herein or in any other Commitment Document or the Facility Agreement, during the Certain Funds Period, the only conditions to utilisation of the Commitments are as expressly set out in paragraph 4 (Conditions to Commitment) of this Commitment Letter. None of the Commitment Documents, the Facility Agreement or the other Finance Documents shall contain any material adverse effect conditionality in respect of the Commitments.

5.2	Each of the Mandate Lead Arrangers confirms (in respect of itself) that:

(a)	its Commitment and the Facility have been approved by its credit committee and all other relevant internal bodies required to provide such Commitment, and it has completed all due diligence required by it;

(b)	it has completed all approvals processes and received all final internal approvals required to execute this Commitment Letter; and

(c)	it has completed and is satisfied with the results of all client identification procedures it is required to carry out in connection with making the Facility available in connection with the Merger in compliance with all applicable laws, regulations and internal requirements (including but not limited to all applicable money laundering rules and all “know your customer” requirements).

5.3	Each of the Mandated Lead Arrangers further confirms (in respect of itself) that the Merger Documents (each as at the date of this Commitment Letter) have been delivered to it, and in the forms delivered are (and subject to them remaining in substantially the same forms, or with such supplements or other modifications which, in the aggregate, do not materially and adversely affect the interests of the Mandated Lead Arrangers, when delivered in final form, will be) acceptable to it for the purposes of satisfying any of the conditions precedent in the Term Sheet which correspond to the Merger Documents.

5.4	If it becomes unlawful in any applicable jurisdiction for any of the Mandated Lead Arrangers to perform any of its respective obligations as contemplated by the Commitment Documents or to fund or maintain its respective participation under the Facility, that affected Mandated Lead Arranger shall:

(a)	promptly notify you upon becoming aware of the event; and

(b)	in consultation with you, take all reasonable steps to mitigate any circumstances which arise and which would result in its Commitment not being available including (but not limited to) transferring its rights and obligations under the Commitment Documents to one or more of its Affiliates, provided that that Mandated Lead Arranger shall not be obliged to take any such steps if, in its opinion (acting reasonably), to do so might be materially prejudicial to it.

5.5	The obligations of the Mandated Lead Arrangers are several and a failure by a Mandated Lead Arranger to perform its obligations under any of the Commitment Documents shall not affect the obligations of any other Mandated Lead Arranger. No Mandated Lead Arranger is responsible for the obligations of any other Mandated Lead Arranger.

6.	Facility Agreement

6.1	Each of the parties agrees to negotiate in good faith, to use reasonable best efforts and to allocate sufficient resources and personnel to ensure that the parties hereto shall enter into the Facility Agreement and the other Finance Documents, in all relevant capacities, as soon as reasonably practicable following countersigning of this Commitment Letter by the Borrower and in any event on or prior to the date falling nine months after the date of the executed Merger Agreement (or such later date as may be mutually agreed by the parties hereto (each party acting reasonably)) (the “Proposed Signing Date”), subject to:

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(a)	you signing and returning to us copies of the Commitment Documents; and

(b)	entry into the Merger Agreement by the parties thereto.

6.2	The parties’ undertaking above to negotiate in good faith, to use their reasonable best efforts and to allocate sufficient resources and personnel to ensure that they enter into the Facility Agreement and the other Finance Documents shall expire on the termination of this Commitment Letter.

6.3	If, despite good faith negotiation, the parties hereto are unable to agree on any term of the Facility Agreement by the Proposed Signing Date, such term will, to the extent comparable with respect to the Facility, be in the then current recommended form of Senior Multicurrency Term and Revolving Facilities Agreement for Leveraged Acquisition Finance Transactions of the Loan Market Association (the “Precedent Facilities Agreement”) (subject to the specific terms of the Term Sheet), provided that where the Precedent Facilities Agreement contains a drafting option, is silent on a particular point or the provisions of the Precedent Facilities Agreement require more than minor or technical changes in order to be incorporated into the Facility Agreement, the relevant language shall be such option or language as is reasonably requested by the Mandated Lead Arrangers or, if the Mandated Lead Arrangers do not specify any option or language within five days of the date of a written request by you, such option or language reasonably requested by you.

7.	Indemnification

7.1	Whether or not the Finance Documents are signed, the Borrower shall, within three Business Days of demand indemnify each Indemnified Person against any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:

(a)	the use of proceeds of the Facility;

(b)	any Commitment Document or any Finance Document; and/or

(c)	the Commitments.

7.2	The Borrower shall not be liable under paragraph 7.1 of this Commitment Letter for any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person if that cost, expense, loss or liability results directly from any breach by that Indemnified Person of any Commitment Document or any Finance Document which is in each case finally judicially determined to have resulted directly from the gross negligence or wilful misconduct of that Indemnified Person.

7.3	The Mandated Lead Arrangers shall have no duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraph 7.1 of this Commitment Letter.

7.4	The Borrower agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Borrower or any of its Affiliates for or in connection with anything referred to in paragraph 7.1 of this Commitment Letter except, following the Borrower’s agreement to the Commitment Documents, for any such cost, expense, loss or liability incurred by the Borrower that results directly from any breach by that Indemnified Person of any Commitment Document or any Finance Document which is in each case finally judicially determined to have resulted directly from the gross negligence or wilful misconduct of that Indemnified Person. Notwithstanding the foregoing, no Indemnified Person shall be responsible or have any liability to the Borrower or any of its Affiliates or anyone else for consequential losses or damages.

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7.5	The Contracts (Rights of Third Parties) Act 1999 shall apply to this paragraph 7 but only for the benefit of the other Indemnified Persons, subject always to the terms of paragraphs 19 (Governing Law) and 20 (Arbitration) of this Commitment Letter.

7.6	For the purposes of this paragraph 7, “Indemnified Person” means the Mandated Lead Arrangers, any of their respective Affiliates and each of their respective (or each of their respective Affiliates’) directors, officers, employees and agents.

7.7	On the date of the Facility Agreement, your obligations under this paragraph 7 shall terminate and be superseded by the relevant terms of the Facility Agreement and this paragraph 7 shall cease to have effect to the extent an equivalent indemnity is included in the Facility Agreement.

8.	Fees and Expenses; Payments

8.1	All fees shall be paid in accordance with the Fee Letter. It is expressly understood and acknowledged by the parties hereto that, subject to paragraph 8.2 of this Commitment Letter, no fees, costs or expenses will be required to be paid by you or any of your Affiliates under the Commitment Documents or the Facility Agreement in connection with the Facility unless and until the Closing Date occurs.

8.2	Whether or not the Finance Documents are signed, the Borrower shall, within five Business Days of demand by the Mandated Lead Arrangers, pay the Mandated Lead Arrangers (or their legal advisor(s)) the amount of all costs and expenses (including legal fees subject to such caps as agreed with the Mandated Lead Arrangers' legal advisor(s)) reasonably incurred by them in connection with the negotiation, preparation, printing and execution of the Commitment Documents and the Finance Documents.

8.3	All payments to be made under the Commitment Documents:

(a)	are non-refundable and non-creditable against other fees, costs and expenses payable in connection with the Facility;

(b)	shall be paid in the currency of invoice and in immediately available, freely transferable cleared funds to such account(s) with such bank(s) as the Mandated Lead Arrangers shall notify to the Borrower;

(c)	shall be paid without any set-off, counterclaim, deduction or withholding for or on account of tax (a “Tax Deduction”) unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required; and

(d)	are exclusive of any value added tax or similar charge (“VAT”). If VAT is chargeable, the Borrower shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of the VAT.

9.	Confidentiality

9.1	The parties hereto acknowledge that the terms and conditions of the Commitment Documents are confidential and are not to be disclosed to or relied upon by anyone else, except that disclosure of such terms and conditions or a copy of any of them is permitted to the extent made as follows:

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(a)	to the Target Group and the current direct or indirect owners and management of the Target Group or any of their Affiliates and their respective officers, directors, employees, investors and advisors or any of their Affiliates on a “need to know” and confidential basis for purposes of the Merger;

(b)	to the Borrower’s, any Buyer Group Member’s, the Mandated Lead Arrangers', or to any of their or their Affiliates’ respective officers, directors, employees, investors and advisors on a “need to know” and confidential basis for purposes of the Merger; or

(c)	to anyone else to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange and the US Securities and Exchange Commission).

9.2	Notwithstanding anything to the contrary in any Commitment Document, on the date of the Facility Agreement, the provisions of this paragraph 9 shall automatically terminate and be superseded by the terms of the Facility Agreement.

9.3	For the avoidance of doubt, the provisions of this paragraph 9 do not supersede any other confidentiality or non-disclosure agreement or undertaking by any of us or our respective Affiliates or our or their respective representatives in favour of any Buyer Group Member, the Target or any of their respective Affiliates (whether directly or indirectly through a back-to-back or similar agreement).

10.	No Announcements

Each of the parties hereto shall not make, and shall cause each of its Affiliates not to make, any public announcement regarding any Transaction without the prior consent of the other parties hereto (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange or the US Securities and Exchange Commission).

11.	No Assignment

No party hereto may assign or transfer any of its rights or obligations under the Commitment Documents without the prior written consent of the other parties.

12.	Offer Period

Our offer with respect to the Commitments on the terms and conditions as set out in the Commitment Documents shall remain in effect until 5:00 p.m. (Beijing time) on the tenth (10th) Business Day after the date on which this Commitment Letter signed by each of the Mandated Lead Arrangers is delivered to the Borrower, at which time it will automatically expire unless before then we have received your written agreement to each Commitment Document or this offer is extended by us in writing.

13.	Termination

13.1	Subject to paragraphs 13.3 and 14 (Survival) of this Commitment Letter:

(a)	we may, by written notice to you, terminate our obligations under the Commitment Documents on the earlier of:

(i)	the date falling 15 months from the date of this Commitment Letter (or such later date as we agree in our sole discretion), if and only if the Closing Date does not occur on or prior to such date; and

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(ii)	the date on which you notify us in accordance with paragraph (b) below that you have withdrawn your offer for the Target Shares or you have otherwise abandoned or terminated the Merger;

(b)	you may, by written notice to us, terminate your obligations under the Commitment Documents if you withdraw your offer for the Target Shares or otherwise abandon or terminate the Merger.

13.2	You shall promptly notify the Mandated Lead Arrangers of any decision to withdraw your offer for the Target Shares or otherwise abandon or terminate the Merger.

13.3	Subject to paragraph 14 (Survival), this Commitment Letter shall automatically terminate on the date of the Facility Agreement.

14.	Survival

14.1	The terms of paragraph 1 (Commitment) to paragraph 3 (Information), paragraph 5 (Certain Funds), paragraph 8 (Fees and Expenses; Payments), paragraph 10 (No Announcements), paragraph 11 (No Assignment) and this paragraph 14 to paragraph 21 (Integration) inclusive of this Commitment Letter shall survive and continue after the date of the Facility Agreement.

14.2	Without prejudice to paragraph 14.1 of this Commitment Letter, paragraph 8 (Fees and Expenses) to paragraph 20 (Arbitration) inclusive shall survive and continue after any termination or expiry of any Commitment Document, whether as a result of paragraph 13 (Termination) or otherwise.

15.	Amendments

No waiver or amendment of any provision of any Commitment Document shall be effective unless it is in writing and signed by the parties hereto.

16.	Third Party Rights

16.1	Unless expressly provided to the contrary in this Commitment Letter, a person who is not a party to this Commitment Letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any of its terms.

16.2	Notwithstanding any term of this Commitment Letter, the consent of any person who is not a party to this Commitment Letter is not required to rescind or vary this Commitment Letter at any time.

17.	Counterparts

17.1	Each Commitment Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of such Commitment Document.

17.2	Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or in electronic format (e.g., “.pdf” or “.tif”) is equally as effective as delivery of an original executed counterpart of this Commitment Letter.

18.	Notices

18.1	Any communication to be made under or in connection with any Commitment Document shall be made in writing and, unless otherwise stated, may be made by fax, email or letter.

18.2	Notices and communications to be given to the Borrower shall be sent to:

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Name:	Solid Union Limited

Address:	Codan Trust Company (Cayman) Limited Cricket Square, Hutchins Drive, PO Box 12681, Grand Cayman, KY1-1111
Attention:	Li Xiting

Fax:	+8675526582680
Email:	solidunion@163.com

18.3	Notices and communications to be given to the Mandated Lead Arrangers shall be sent to each of:

Name:	Bank of China Limited Macau Branch
Address:	Bank of China Building, Avenida Doutor Mario Soares Macau
Attention:	Tony Li Fang
Fax:	+853 8792 1176
Email:	li_fang@bocmacau.com

Name:	Ping An Bank Co., Ltd., Offshore Banking Department
Address:	11/F, No.5047, Shennan East Road Shenzhen, Guangdong Province People’s Republic of China
Attention:	Vincent Xian (冼文翔)
Fax:	+86 755 8208 1087
Email:	xianwenxiang443@pingan.com.cn

19.	Governing Law

This Commitment Letter and the arbitration agreement at paragraph 20 (Arbitration) of this Commitment Letter, including any non-contractual obligations arising out of or in connection with this Commitment Letter, are governed by, and shall be construed in accordance with, English law.

20.	Arbitration

20.1	Each of the parties hereto agrees that any claim, dispute or difference of whatever nature arising under, out of or in connection with this Commitment Letter (including a claim, dispute or difference regarding its existence, termination or validity or any non-contractual obligations arising out of or in connection with this Commitment Letter) (a “Dispute”), shall be referred to and finally settled by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules of Arbitration in force at the date of this Commitment Letter and as modified by this paragraph 20, which Rules shall be deemed incorporated into this paragraph 20. The number of arbitrators shall be three, one of whom shall be nominated by the claimant, one by the respondent and the third of whom, who shall act as president, shall be nominated by the two party-nominated arbitrators, provided that if the third arbitrator has not been nominated within 30 days of the nomination of the second party-nominated arbitrator, such third arbitrator shall be appointed by HKIAC. The parties hereto may nominate, and the HKIAC may appoint, arbitrators from among the nationals of any country, whether or not a party hereto is a national of that country. The seat of arbitration shall be Hong Kong and the language of arbitration shall be English. The hearings shall be held in Hong Kong or any other location that the arbitral tribunal may, after having consulted with the parties hereto, determine to be convenient.

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20.2	The Borrower agrees that any award made pursuant to paragraph 20.1 of this Commitment Letter in relation to a Dispute may be enforced by a tribunal in the jurisdiction of which the Borrower is or may be subject to an arbitration. To the extent that the Borrower may in any jurisdiction claim for itself or its assets, property or revenues (irrespective of their use or intended use) immunity from jurisdiction, suit, enforcement, execution, attachment (whether in aid of execution, before the making of a judgment or award or otherwise) or other legal process, including in relation to the enforcement of any arbitration award, and to the extent that such immunity (whether or not claimed) may be attributed in any such jurisdiction to the Borrower or its assets, property or revenues, the Borrower agrees not to claim and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

21.	Integration

21.1	The Commitment Documents form the entire agreement between the parties hereto as to the Facility and replace any previous oral or written understanding or agreement in relation to the Facility or the financing of the Merger.

21.2	Each of the parties hereto agrees that each of the Commitment Documents is a binding and enforceable agreement with respect to the subject matter contained herein or therein (including an obligation to negotiate in good faith); it being acknowledged and agreed that, notwithstanding anything to the contrary contained in the Commitment Documents, the Commitment is subject only to the conditions set forth in paragraph 4 (Conditions to Commitment) of this Commitment Letter.

If you agree to the above, please sign, date and return to us the enclosed copies of this Commitment Letter and the Fee Letter separately delivered by us to you on the date of this Commitment Letter. We look forward to working with you on this transaction.

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Yours faithfully,

BANK OF CHINA LIMITED MACAU BRANCH

as Mandated Lead Arranger

By: /s/ Wu Jianpeng

Name: Wu Jianpeng

Title: Deputy General Manager

PING AN BANK CO., LTD.

as Mandated Lead Arranger

By: /s/ Song Junping

Name: Song Junping

Title: Manager of offshore Banking Department

Signature Page to the Commitment Letter

We agree to the terms set out above.

SOLID UNION LIMITED

as the Borrower

By: /s/ Xiting Li

Name: Xiting Li

Title: Director

Date: November 3, 2015

Signature Page to the Commitment Letter